SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated November 9, 2018.

Autonomous City of Buenos Aires, November 9, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Sarmiento 299

Ref: Financial Statements as of 09/30/2018

Dear Sirs:

In order to fulfill the requirements of Article N°63 of the ByMA Listing Regulations, we advise you that the Company’s Board of Directors approved, at its meeting held on November 9, 2018, the condensed interim financial statements for the nine-month period ended September 30, 2018. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	21,263
Attributable to minority interests	(562)

Total net income for the period	20,701

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	189,389
Attributable to minority interests	—

Total other comprehensive income for the period	189,389

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	210,652
Attributable to minority interests	(562)

Total comprehensive income for the period	210,090

4) Detail of Shareholders’ equity (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,923
Adjustment to contributions	6,084
Shares in treasury	10
Adjustment to shares in treasury	17
Stock compensation plan	13
Acquisition cost of treasury shares	25
Share trading premium	(282)
Issuance premiums	640

Total shareholders’ contributions	10,430

Legal reserve	2,007
Reserve for future dividends	1,200
Reserve for investments	11,020
Reserve for repurchase of own shares	220
Other comprehensive income	316,835
Retained earning	20,965

Subtotal Shareholders’ equity	362,677
Minority interests	(324)

Total Shareholders’ equity	362,353

(1)	Amounts in accordance with IFRS

5) Shares owned by the parent Group

As of September 30, 2018, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Parent shareholder of the company

Federal Government—Governmental Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 9, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer